Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

March 8, 2012
John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Alternatives Allocation Portfolio LLC
File Nos. 333-178499 & 811-22642

BlackRock Alternatives Allocation FB Portfolio LLC
File Nos. 333-178500 & 811-22643

BlackRock Alternatives Allocation TEI Portfolio LLC
File Nos. 333-178501 & 811-22644

BlackRock Alternatives Allocation FB TEI Portfolio LLC
File Nos. 333-178502 & 811-22645

BlackRock Alternatives Allocation Master Portfolio LLC
File No. 811-22672

Dear Mr. Ganley:

Transmitted herewith is Pre-Effective Amendment No. 2 to the registration statements on Form N-2 of each of BlackRock Alternatives Allocation Portfolio LLC,  BlackRock Alternatives Allocation FB Portfolio LLC, BlackRock Alternatives Allocation TEI Portfolio LLC and BlackRock Alternatives Allocation FB TEI Portfolio LLC, and Amendment No. 1 to the registration statement on Form N-2 of BlackRock Alternatives Allocation Master Portfolio LLC (collectively, the

John M. Ganley
March 8, 2012

"Amendments").  The Amendments are being filed solely for the purpose of filing with the U.S. Securities and Exchange Commission certain exhibits required in connection with Item 25 to Part C of the above-captioned funds' registration statements.

Should you have any comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon